# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sanofi, CIK 0001121404
CUSIP: FR0000120578
Title of class of securities: Common Stock and American Depositary Receipts
Address of issuer's principal executive offices: 46 AVENUE LA GRANDE ARMEE, Paris, France (I0), 75017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001102598-25-000034
Filed by CIK 0001330387

## Reporting persons
- AMUNDI: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 28,690,613; sole dispositive power 0; shared dispositive power 64,334,393; aggregate amount beneficially owned 64,334,393 (5.1% of the class)
  Comment: Of this number, Amundi does not have the voting rights on 25,271,220 shares which are held through a FCPE (Fonds Commun de Placement d Entreprise, an investment vehicle established under French law), solely dedicated to Sanofi groups employees shareholding. Employees of Sanofi are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of Sanofi. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any the remaining seats of the supervisory board are designated by Sanofi), and not by Amundi.
- Amundi Asset Management US, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 28,690,613; sole dispositive power 0; shared dispositive power 64,334,393; aggregate amount beneficially owned 64,334,393 (5.1% of the class)
  Comment: Of this number, Amundi does not have the voting rights on 25,271,220 shares which are held through a FCPE (Fonds Commun de Placement d Entreprise, an investment vehicle established under French law), solely dedicated to Sanofi groups employees shareholding. Employees of Sanofi are granted the right to participate in stock purchase plans in which the shares acquired are exclusively held in this FCPE, created at the request of Sanofi. The voting rights associated to these shares are exercised by the supervisory Board of the FCPE, where representatives of the employees have the majority (if any the remaining seats of the supervisory board are designated by Sanofi), and not by Amundi.

## Item 1. Issuer
Name of issuer: Sanofi
Address of issuer's principal executive offices: 46 AVENUE LA GRANDE ARMEE, Paris, France, 75017

## Item 2. Person Filing
Name of person filing:
Amundi
Amundi Asset Management
Address of principal business office or, if none, residence:
Amundi
91-93 boulevard Pasteur
75015 Paris, France

Amundi Asset Management
90 boulevard Pasteur
75015 Paris, France
Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Attached Appendix A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AMUNDI: /s/ Lisa M. Jones, Lisa M. Jones; President and Chief Executive Officer; Head of the Americas Amundi US, Inc.; By Power of Attorney (02/12/2025)
- Amundi Asset Management US, Inc.: /s/ Lisa M. Jones, Amundi Asset Management US, Inc. (02/12/2025)
Comment: Lisa M. Jones; President and Chief Executive Officer; Head of the Americas Amundi US, Inc.; By Power of Attorney